EXHIBIT 1

Agreement of Joint Filing

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (and any subsequent amendments hereto) needs to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of RedEnvelope, Inc.

     EXECUTED this 12th day of February, 2004.

By:	/s/ R. Ian Chaplin
R. Ian Chaplin

By:	/s/ Tamara Wall
Tamara Wall